

Yayoi Kusama (b. 1929)



Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.

INVESTMENT THESIS

Price Appreciation of Similar Works

20.9%

Initial Offering

$2,165,000

Similar Sales



$1.5m
$1.0m
$0.5m
$0.0m
99
04
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	moderate 29 years
2020 Auction Sales	significant $65,814,064
Repeat Sales	view

47% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- *Sea in the Evening Glow* (1995) is a unique red and black "Infinity Net", executed with crisp, meditative lines. The Painting is a departure from Kusama's typical dot-loop net pattern and takes inspiration from algae patterns and the natural world.
- The top three records for net paintings of the 1990s include two other variations of the artist's net paintings: *Infinity Stars* (1995), which sold for $3,909,276 in March 2018, and *Infinity Flower Petals* (1992), which sold for $3,081,547 in September 2018, both of which are larger than the Painting.
- "With an auction record of $7.9 million for one of her historic 1959 'Infinity Net' paintings, Kusama is both the world's top-selling living female artist, and still undervalued relative to her peers," stated ARTnews in July 2020. Meanwhile, works by close contemporaries, such as Andy Warhol and Roy Lichtenstein, have exceeded $50 million at auction.
- Although there are no guarantees, similar works have appreciated at 20.9% annualized historically from 1998 to 2021.
- Kusama has become a pop culture phenomenon and collaborated with luxury brands including Louis Vuitton and Veuve Clicquot. Patrons have been known to wait for hours to experience Kusama's iconic "Infinity Rooms", and shows of her work have attracted millions of museum visitors worldwide.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$65,814,064

2020 Number of Lots Sold
623

YAYOI KUSAMA

b. 1929, JAPAN



$2,165,000

INITIAL OFFERING

20.9%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 51 × 35 in. (130 × 89 cm.)

Yayoi Kusama is a global cultural icon, admired for her installations and long-time exploration of minimalist abstractions, which began in the late 1950s.

The Painting is a unique red and black "Infinity Net", executed with crisp, meditative lines. The Painting is a departure from Kusama's typical dot-loop net pattern and takes inspiration from algae patterns and the natural world. Created in the 1990s, alongside other variations of her iconic "Infinity Net" paintings, the Painting stands out as one of only four large-format works of its kind to have sold at auction. The top three records for net paintings of the 1990s by Kusama include two net variations: *Infinity Stars* (1995), which sold for HK$30,680,000 ($3,909,276) at Poly Auction Hong Kong on March 29, 2018, and *Infinity Flower Petals* (1992), which sold for HK$24,120,000 ($3,081,547) at Sotheby's Hong Kong on September 30, 2018, both of which are larger in size than the Painting. The Painting has been previously sold three times at auction: on December 1, 2019 at Ravenel International Art Group in Taipei for TW$51,830,000 (US$1,698,174), on December 4, 2013 at Christie's Paris for €217,500 ($294,995) and on June 14, 2008 at The Market Auction Inc. in Tokyo for JP¥14,00,000,000 ($129,413). The scale, bright red color, detailed pattern, and technical execution make the Painting a desirable example by Yayoi Kusama.

Yayoi Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, and many more. Recent major retrospectives of the artist's works have been held by art institutions worldwide, including a 2017-2019 traveling exhibition at the Hirshhorn Museum and a 2014 traveling exhibition in Central and South America that

AS OF OCTOBER 12, 2021, KUSAMA'S AUCTION RECORDS ARE LED BY *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HK$62,433,000 ($7,953,215), FOLLOWED BY *WHITE NO. 28* (1960), WHICH SOLD ON NOVEMBER 12, 2014 FOR $7,109,000 AND *NO. RED B* (1960), WHICH SOLD ON OCTOBER 4, 2015 FOR HK$54,520,000 ($7,033,080).

was reported to have attracted over two million people. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins," and immersive installations, including the "Infinity Mirror Rooms." As of October 12, 2021, Yayoi Kusama is counted among the top three most expensive living women artists. According to an ARTnews article published in July 2020, Kusama's works are undervalued relative to her peers; the works of close contemporaries, such as Andy Warhol and Roy Lichtenstein, have sold in excess of $50 million at auction. As of October 12, 2021, Kusama's auction records are led by *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215), followed by *White No. 28* (1960), which sold on November 12, 2014 for $7,109,000 and *No. Red B* (1960), which sold on October 4, 2015 for HK$54,520,000 ($7,033,080).

AUCTION RESULTS FOR SIMILAR WORKS[2]


$1.8M
$1.3M
$0.9M
$0.4M

Yayoi Kusama (b. 1929, Japan) is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture, and immersive installations. Kusama was born in Matsumoto, Japan, and began to create art at an early age as a way to engage with her mental illness. After she moved to New York around 1957, the artist began to focus on abstraction, and soon, her "Infinity Nets" series developed and garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993 that she officially returned to represent Japan at the 45th edition of the show. As of October 12, 2021, Kusama continues her studio practice and is represented by a number of major galleries, including David Zwirner Gallery and Victoria Miro Gallery.



YAYOI KUSAMA,



YAYOI KUSAMA.



YAYOI KUSAMA,

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales is comprised of paintings by Yayoi Kusama with the following criteria: patterned works of the "Infinity Net" or "Dot" variations created between 1980 and 1999 that measure between 30 inches by 30 inches and 80 inches by 80 inches and are executed in predominantly red and black or white tones. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 16.5% buyer's premium applied to *Infinity Nets*, which sold on November 30, 2019 at Mainichi Auction, 18.0% buyer's premium applied to *Sea in the Evening Glow (Facing the Imminent Death)* (1988), which sold on May 29, 2016, at Seoul Auction, and 10.0% buyer's premium applied to *Infinity Nets-A View of Earth Unit Returning to the Universe* (1989), which sold on July 2, 2011, at Mainichi Auction, *Untitled* (1988), which sold on May 30, 2011, at Seoul Auction, and *Sea in the Evening Glow* (1995), which sold on June 14, 2008, at The Market. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance, and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting, and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 20.9% CAGR implied from selected sales occurring from November 18, 1998, to March 25, 2021.